Filed by Change Technology Partners, Inc.
                     Subject Company - Change Technology Partners, Inc.
                     Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                     SEC File No. : 01-13347



                              FOR IMMEDIATE RELEASE
                              ---------------------


                     CHANGE TECHNOLOGY PARTNERS SIGNS MERGER
                            AGREEMENT WITH NEUROLOGIX


GREENWICH, CONN. AUGUST 13, 2003 - Change Technology Partners, Inc. (OTCBB:
CTPI) today announced the signing of a definitive agreement to merge with Neurologix, Inc., a privately-held corporation.

Neurologix is a leader in the development of proprietary gene therapies for the treatment of central nervous system disorders. The company was established in 1999 to commercialize therapeutic discoveries of the scientific founders, who have spent the past decade developing leading-edge technology in university settings.

Neurologix's scientific founders recently became the first and only team to receive approval from the U.S. Food and Drug Administration (FDA) to conduct Phase I human clinical trials of gene therapy for the treatment of Parkinson's disease. Patients are currently being recruited for the trial, which is expected to commence later this month. Neurologix owns or licenses 14 patents and patent applications in this field, several of which support the treatment to be used in this clinical trial. Neurologix shareholders include Palisade Private Partnership, L.P.

"We believe that the financial resources of the combined company will greatly enhance our ability to conduct the Phase I clinical trial of gene therapy for the treatment of Parkinson's disease and to continue our development of innovative therapies for the treatment of other degenerative neurological disorders" said Martin J. Kaplitt, M.D., President of Neurologix.

Change Technology Partners' Chairman Michael Gleason noted, "We look forward to the prospects of the combined company and we believe that a merger with Neurologix has the potential to provide our stockholders with more value than they would receive under a plan of liquidation and dissolution."

Under the terms of the merger agreement, a newly-formed subsidiary of CTPI would merge with and into Neurologix, and Neurologix would survive as a wholly-owned subsidiary of


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CTPI. All Neurologix securities issued and outstanding as of the closing date will be exchanged for the right to receive a certain number of shares of CTPI common stock. The exact number of shares of CTPI common stock to be issued at closing will depend on CTPI's cash and cash equivalents, liabilities and contractual commitments as of the closing date. It is currently expected that upon completion of the merger CTPI's shareholders would retain up to approximately thirty-two percent of the outstanding voting capital stock of CTPI on a fully-diluted basis. The proposed stock-for-stock transaction is subject to stockholder approval and is intended to qualify as a tax-free reorganization.

BNY Capital Markets, Inc., CTPI's financial advisor, rendered its opinion that the proposed transaction is fair from a financial point of view to CTPI's shareholders on August 11, 2003. The CTPI board of directors approved the merger agreement and the transactions contemplated thereby on August 11, 2003.

In connection with the merger agreement, CTPI, a wholly-owned subsidiary of CTPI, Neurologix and certain securityholders of Neurologix entered into a voting agreement pursuant to which a majority of each class of Neurologix securities agreed to vote all of their Neurologix capital stock in favor of the merger agreement and the transactions contemplated thereby.

Concurrent with the execution of the merger agreement, CTPI loaned Neurologix $750,000 and Neurologix issued a promissory note in the aggregate principal amount of $750,000 due April 30, 2004 in favor of CTPI. The note accrues interest at a rate of 4% per annum, is secured by all of the assets of Neurologix and is senior to all existing indebtedness of Neurologix.

The merger transaction is expected to close in the fourth quarter of 2003.


ABOUT NEUROLOGIX, INC.

Neurologix, Inc. (www.neurologix.net) is a leader in the development of proprietary gene therapies for the treatment of central nervous system disorders, with an initial clinical focus on Parkinson's disease and epilepsy.

ABOUT CHANGE TECHNOLOGY PARTNERS, INC.

Change Technology Partners, Inc. (WWW.CHANGE.COM) recently sold its sole operating subsidiary, Canned Interactive. Currently, the assets of CTPI primarily consist of cash and cash equivalents.

In connection with the proposed transaction, CTPI intends to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), that contains a prospectus and proxy solicitation statement. Because those documents will contain important information, CTPI shareholders are urged to read them, if and when they become available. When filed with the SEC, they will be available without charge


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at the SEC's website, www.sec.gov, and CTPI shareholders will receive information at an appropriate time on how to obtain transaction-related documents without charge from CTPI.

CTPI and certain of its officers and directors may be deemed to be participants in CTPI's solicitation of proxies from the holders of their common stock in connection with the proposed transaction. Investors may obtain information regarding the interests of the participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

This press release includes certain statements of CTPI that may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements and other information relating to CTPI are based upon the beliefs of management and assumptions made by and information currently available to CTPI. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, or performance, as well as underlying assumptions and statements that are other than statements of historical fact, including statements regarding CTPI's proposed merger with Neurologix, Inc. When used in this document, the words "expects," "anticipates," "estimates," "plans," "intends," "projects," "predicts," "believes," "may" or "should," and similar expressions and the negatives thereof, are intended to identify forward-looking statements. These statements reflect the current view of the CTPI's management with respect to future events. Many factors could cause the actual results, performance or achievements of CTPI to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the risk that the merger is not consummated, and the risks that, even if the merger is consummated, Neurologix may be unable to develop effective therapies for the treatment of central nervous system disorders, or if developed may be unable to commercialize those developments, or may be unable to secure sufficient financing for its development and commercialization efforts.


CONTACT:
Lippert/Heilshorn & Associates, Inc.
Kim Golodetz (kgolodetz@lhai.com)
Ethan Denkensohn (edenkensohn@lhai.com)
(212)838-3777


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